HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414

                               September 14, 2017

John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884

          In response to the Staff's letter dated August 31, 2017 please refer to our letter of June 14, 2017.

     The registration statement of Stellar Acquisition III, Inc. (333-212377) provides in part as follows:

     Cover page:

          "Stellar Acquisition III, Inc. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination."

     Page 22:

          "This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act."

     The  registration  statement  of  Forum  Merger  Corporation   (333-216842)
provides in part as follows:

     Page 1:

          "We are a newly-organized blank check company formed pursuant to the laws of the State of Delaware on November 17, 2016 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more business or assets that we have not yet identified."


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

     Page 13:

          "We chose our net tangible asset threshold of $5,000,001 to ensure that we would avoid being subject to Rule 419 promulgated under the Securities Act."

     Similar disclosures can be found in the registration statements of M.I. Acquisitions, Inc. (333-212675) and KLR Energy Acquisition Corp. (333-209041).

     Each of these corporations indicated that they intended to acquire an as yet unidentified company through a variety of means, including:

          o  a merger;
          o  a capital stock exchange; or
          o  a reorganization

      Notwithstanding the above, each of these corporations was allowed to use a Form S-1 to register their securities, as opposed to a Form S-4. In addition, please note:

          o  General Instruction III to the Form S-1; and
          o  The following section on the cover page of the Form S-1:

                  "If any of the securities  being registered on this
                form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box |_|"

             Rule 415(a)(1)(viii) relates to securities which are to be issued in connection with business combination transactions.

     At the time the registration statements of these corporations were effective, the corporations were offering penny stock. Please note that Rule 419 pertains to offerings, not sales.

     In contrast, the Company will not begin its offering until it has identified an acquisition candidate. At that time, the Company will not be subject to Rule 419 since once the Company commences its offering (in fact, once the Company identifies a target entity) Section (a)(2)(i) of Rule 419 will not apply since the Company no longer plans to engage in a merger or acquisition with an unidentified company



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

     As far as complying with Rule 419(d), please refer to our letter dated July 12, 2017 which provides, in part, the following:

             "Information regarding the target company to be acquired will be provided in a post-effective amendment to the Company's registration statement."


                                       Very Truly Yours,

                                       HART & HART, LLC

                                       /s/ William T. Hart

                                       William T Hart